SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press release re Internet Gold's Shares Move up to Nasdaq National Market dated February 3, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold's Shares Move up to Nasdaq National Market

Thursday February 3, 10:35 am ET

PETACH TIKVA, Israel, February 3 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News), a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers, today announced that its ordinary shares have been approved for listing on the NASDAQ National Market and will begin trading on that market on Friday, February 4, 2005. The shares will retain the symbol "IGLD" on the NASDAQ National Market.

"This is an important milestone for Internet Gold - an achievement we have been working towards for a long time," said Eli Holtzman, Internet Gold's CEO. "During our three years on the Small Cap Market, we have strengthened the Company's financial platform significantly, as evidenced by our consistently growing revenues, profitability and cash flow. We are proud to have delivered net profit in each of the last 13 quarters, even as we expanded into several new market segments and launched new business activities. Our move back to the National Market is a step that we believe will enhance the value of the Company for our shareholders while helping us achieve our goal of becoming one of the leading players in Israeli communications."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact: Ms. Idit Azulay, Internet Gold, +972-3-939-9848 idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 3, 2005